February 28, 2020

Brent Bellm
President and Chief Executive Officer
BigCommerce Holdings, Inc.
11305 Four Points Drive
Building II, Third Floor
Austin, TX 78726

       Re: BigCommerce Holdings, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 14, 2020
           CIK No. 0001626450

Dear Mr. Bellm:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Our competitive advantages, page 7

1. You state that the power of your platform to support high growth better than legacy software is evidenced by "the large and growing number of . . . Global 2000 businesses"
       that select you as their ecommerce platform of choice. Please contextualize this disclosure by providing the number or percentage of Global 2000 businesses that are your customers as of the end of each period presented.
 Brent Bellm
BigCommerce Holdings, Inc.
February 28, 2020
Page 2
Our Business
Customer case studies, page 94

2. We note that you provide customer case studies to demonstrate the power of your platform to enhance customers' business performance. For context, please disclose the date (month and year) on which each customer began to use your platform. Notes to Consolidated Financial Statements
Note 2. Summary of significant accounting policies
Revenue recognition, page F-12

3. In response to prior comment 16, you indicate on page F-12 that, for your subscription solutions, you recognize fixed monthly fees and any overages as revenue in the month earned. Please clarify disclosures elsewhere in your filing indicating subscription fees are recognized ratably to be consistent with this policy in your notes to the financial statements.
       You may contact Melissa Walsh, Staff Accountant, at (202) 551-6515 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-6515 or, in his absence, Kathleen Krebs, Special Counsel, at
(202) 551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameBrent Bellm
                                                            Division of
Corporation Finance
Comapany NameBigCommerce Holdings, Inc.
                                                            Office of
Technology
February 28, 2020 Page 2
cc:       Samer M. Zabaneh
FirstName LastName